

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 24, 2010

Lawrence Schaffer
Chief Financial Officer
Case Financial, Inc.
7668 El Camino Real, Suite 104-106
Carlsbad, CA 92009

> **Re:** **Case Financial, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 7, 2010**
> **Amendment No. 1 to Item 4.01 Form 8-K**
> **Filed November 9, 2010**
> **File No. 0-27757**

Dear Mr. Schaffer:

     We have completed our review of your filing and do not have any further comments at this time.

     Sincerely,

     William H. Thompson
     Accounting Branch Chief